

June 18, 2015

Joel K. Manby
Chief Executive Officer
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

Re: SeaWorld Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed on February 27, 2015
File No. 001-35883

Dear Mr. Manby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

1. We note your disclosure that you have entered into agreements with certain external theme park, zoo and other attraction operators to jointly market and sell single and multi-use admission products. You state that these joint products allow admission to your park and an external park, zoo or other attraction and that the revenue allocation is based on terms of the agreement with their recognition consistent with your own admission products. In that regard, please explain to us and disclose in more detail your revenue earning process with respect to these joint products' arrangements since they may allow multi-use and involve both your attractions and other external attractions. Also, explain to

us how it works in terms of deferring and recognizing revenues in the events of your partners selling the products versus your selling them to customers and vice versa.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief